

July 20, 2012

Via E-mail
James I. Freeman
Chief Financial Officer
Dillard's, Inc.
1600 Cantrell Road
Little Rock, AR 72201

> **Re: Dillard's, Inc.**
> **Form 10-K for the fiscal year ended January 28, 2012**
> **Filed March 22, 2012**
> **Response dated June 28, 2012**
> **File No. 001-06140**

Dear Mr. Freeman:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 28, 2012

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-9

Cash Equivalents, page F-9

1. We note your response to prior comment 1. Certificates of deposits with durations to maturity from their purchase date exceeding three months while otherwise meeting the criteria of a cash equivalent do not meet the definition. Please revise your balance sheets, statements of cash flows and related disclosure accordingly.

Merchandise Inventories, page F-9

2. We note your response to prior comment 2. You indicate that you did make an adjustment to reduce the LIFO carrying value to the FIFO carrying value. Please explain why your adjustment had no impact on cost of sales and the amount of your adjustment to reduce the carrying value of your inventory did not warrant disclosure pursuant to FASB ASC 330-10-50-2.

3. We note your response to prior comment 3. You state you determined that your inventory at cost under LIFO RIM was in excess of the inventory's net realizable value. Please tell us for each period presented the net realizable value of your inventory and how you determined such amount. Note that net realizable value represents selling price less costs to dispose (the ceiling). We believe this is conceptually different from FIFO RIM determined cost. Please also tell us for the same group of inventory items the related LIFO inventory value, the net realizable value less your normal profit margin (the floor) and the FIFO RIM value. You state that due to net markdowns being included in the determination of the cost compliment under LIFO RIM, the cost compliment is higher than it would be using FIFO RIM. Please tell us whether exclusion of net markdowns in the GAFS at retail denominator would result in a lower cost compliment that when applied to ending inventory at retail (including markdowns) would result in a LIFO flow assumption adjusted for lower cost or market (LOCOM); effectively capturing the loss in utility associated with markdowns on a LIFO flow assumption. We believe that the floor/ceiling LOCOM test should be performed on your inventory as stated at the cost flow assumption that you are disclosing you are using; which in this case is LIFO. In any event, please explain to us why FIFO approximates market along with the turnover rates of your various inventory categories. Notwithstanding your assertion that FIFO approximates market, we do not believe GAAP is clear that adjusting your inventory to FIFO RIM when that amount is lower than LIFO RIM is a proper application of the floor/ceiling LOCOM guidance since it could result in larger downward adjustments than contemplated by GAAP.

4. You previously provided us the retail value of your inventory in your response letter dated May 23, 2012. Please reconcile the amounts provided to those representing retail with the estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal.

You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Steven K. Nelson